September 6, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Perry Hinden

Re:	Insignia Solutions plc (the “Company”)
Registration Statement on Form S-3, File No. 333-121299
Ladies and Gentlemen:
     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby request the withdrawal of the Company’s registration statement on Form S-3, together with all exhibits and amendments thereto (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission on December 15, 2004 and was subsequently amended.
     The Company desires to withdraw the Registration Statement because it is not eligible to use a Form S-3 at this time due to a late filing of a required amendment to a current report on Form 8-K to include financial statements of a business that the Company acquired in March 2005, and the Company plans to file a registration statement on Form S-1 that includes the shares that had been included in the Registration Statement. No securities have been sold pursuant to the Registration Statement and all activity in connection with the Registration Statement has been discontinued. Accordingly, we request an order granting the withdrawal of the Registration Statement to be issued by the Securities and Exchange Commission as soon as possible.
     Should the Staff have any comments or questions regarding the foregoing, please contact David Michaels of Fenwick & West LLP at (415) 875-2455, or, in his absence, Sylvia Barboza of Fenwick & West LLP at (650) 335-7107. Please provide a copy of the order granting the withdrawal of the Registration Statement to Sylvia Barboza, Fenwick & West LLP, 801 California Street, Mountain View, CA 94041, facsimile no. (650) 938-5200.

Very truly yours, Insignia Solutions plc
/s/ Roger D. Friedberger
Roger D. Friedberger
Interim Chief Financial Officer